UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Exhibits Index

Exhibit No.	Description
99.1	Press Release - Lucas GC Limited Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Compliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2025

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors